SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 6)


                   LABORATORY CORPORATION OF AMERICA HOLDINGS
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                                (Name of Issuer)


                         COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)


                                  5054OR 10 2
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                                 (CUSIP Number)


                                Peter R. Douglas
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 21, 2002
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

          Note. This document is being electronically filed with the Commission using the EDGAR system. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
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---------------------                                          -----------------
CUSIP No. 5054OR 10 2                 13D                      Page 2 of 8 Pages
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  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Roche Holdings, Inc.     51-0304944
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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  3      SEC USE ONLY

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  4      SOURCE OF FUNDS
         WC
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  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e).                                               [ ]
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  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                7   SOLE VOTING POWER          10,705,074 shares of Common Stock
  NUMBER OF
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER        N/A
  OWED BY
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER     10,705,074 shares of Common Stock
 PERSON WITH
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER   N/A
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 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               10,705,074 shares of Common Stock
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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
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 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.1% of Common Stock
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 14      TYPE OF REPORTING PERSON
         CO, HC
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


     The following information amends and supplements the Schedule 13D dated April 28, 1995, as previously amended (as so amended, the "Schedule 13D").

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     Holdings plans to sell 7.0 million shares of the Company's Common Stock in an underwritten public offering. Holdings also plans to grant to the underwriters a 30-day option to purchase an additional 700,000 shares to cover over- allotments, if any. Holdings currently owns 10,705,074 shares or 15.13% of the Company's Common Stock. Following the offering, Holdings' ownership of the Company's Common Stock will be approximately 5.24% (4.25% if the underwriters' over-allotment option is exercised in full).

     Except as described below, all of Holdings' rights with respect to the Stockholder Agreement will terminate as a result of the proposed offering. Holdings currently has the right to designate one director for nomination to the Board of Directors of the Company. Following the proposed offering, Holdings will no longer have the right to designate a director. Currently, the Board of Directors of the Company is comprised of seven members. Holdings will continue to have demand registration rights and have the benefits of various covenants of the Company with respect to transfers made by the selling stockholder pursuant to Rule 144A under the Securities Act of 1933.

     The Company has filed a registration statement with the Securities and Exchange Commission relating to the proposed offer and sale by Holdings of the Company's Common Stock, but the registration statement has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time such registration statement becomes effective.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     Holdings has entered into a number of call option contracts with respect to the remaining 3,005,074 shares of the Company's Common Stock it currently owns which are not covered by the registration statement described in Item 4 above. Each of these call option contracts is similar in form and permits the counterparty to purchase from Holdings a specified number of shares of the Company's Common Stock, at a price ranging from $75 to $80 per share, upon the expiration of that call option contract. The table below sets forth, with respect to each call option contract, the number of shares of the Company's Common Stock subject to the call option and the date of expiration of the call option contract. SwissFirst Bank AG is the counterparty to each of the call option contracts.

   Number of Shares                     Contract
 covered by Contract                Expiration Date
 -------------------                ---------------
       50000                             6/21/02
       51800                             6/21/02
      148200                             6/21/02
      250000                             6/21/02
      250000                             6/21/02
      105000                             9/20/02


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


   Number of Shares                     Contract
 covered by Contract                Expiration Date
 -------------------                ---------------
      145000                             9/20/02
      250000                             9/20/02
      203000                             9/20/02
       47000                             9/20/02
      161250                             9/20/02
       93824                             9/20/02
      500000                            11/15/02
       50000                            11/15/02
      200000                            11/15/02
       65000                            11/15/02
       44000                            11/15/02
       28500                            11/15/02
       66300                            11/15/02
       46200                            11/15/02
      250000                            11/15/02

     If each of the above described call option contracts is exercised in full upon expiration and the underwriters exercise the full over-allotment option described in item 4, then Holdings will no longer own any shares of the Company's Common Stock.

Item 7.  Material to be Filed as Exhibits

          1: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/18/01

          2: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/19/01

          3: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/21/01

          4: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/21/01

          5: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/27/01

          6: Call Option Contract between Holdings and SwissFirst Bank AG dated 1/14/02

          7: Call Option Contract between Holdings and SwissFirst Bank AG dated 1/15/02

          8: Call Option Contract between Holdings and SwissFirst Bank AG dated 1/16/02

          9: Call Option Contract between Holdings and SwissFirst Bank AG dated 1/16/02

          10: Call Option Contract between Holdings and SwissFirst Bank AG dated 1/17/02

          11: Call Option Contract between Holdings and SwissFirst Bank AG dated 2/11/02

          12: Call Option Contract between Holdings and SwissFirst Bank AG dated 2/12/02

          13: Call Option Contract between Holdings and SwissFirst Bank AG dated 11/20/01

          14: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/21/01

          15: Call Option Contract between Holdings and SwissFirst Bank AG dated 11/23/01

          16: Call Option Contract between Holdings and SwissFirst Bank AG dated 11/26/01

          17: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/5/01

          18: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/13/01

          19: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/14/01

          20: Call Option Contract between Holdings and SwissFirst Bank AG dated 12/17/01

          21: Call Option Contract between Holdings and SwissFirst Bank AG dated 2/11/02

          22: Executive Officers and Directors of Holdings, Finance and Roche Holding.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


     Dated: February 27, 2002


                                                  ROCHE HOLDINGS, INC.

                                                  By: /s/ Marcel Kohler
                                                      --------------------------
                                                      Name:  Marcel Kohler
                                                      Title: Secretary

                               Index to Exhibits

     Exhibit 10.01: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/18/01

     Exhibit 10.02: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/19/01

     Exhibit 10.03: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/21/01

     Exhibit 10.04: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/21/01

     Exhibit 10.05: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/27/01

     Exhibit 10.06: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 1/14/02

     Exhibit 10.07: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 1/15/02

     Exhibit 10.08: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 1/16/02

     Exhibit 10.09: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 1/16/02

     Exhibit 10.10: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 1/17/02

     Exhibit 10.11: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 2/11/02

     Exhibit 10.12: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 2/12/02

     Exhibit 10.13: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 11/20/01

     Exhibit 10.14: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/21/01

     Exhibit 10.15: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 11/23/01

     Exhibit 10.16: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 11/26/01

     Exhibit 10.17: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/5/01

     Exhibit 10.18: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/13/01

     Exhibit 10.19: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/14/01

     Exhibit 10.20: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 12/17/01

     Exhibit 10.21: Call Option Contract between Holdings and SwissFirst Bank
                    AG dated 2/11/02

     Exhibit 99.1: Executive Officers and Directors of Holdings, Finance and
                   Roche Holding.